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                            Filed by United States Steel LLC and USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And deemed filed pursuant to Rule 13e-4
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                               Subject Company's Exchange Act File No. 001-05153


Wednesday October 10, 5:10 pm Eastern Time

Press Release

SOURCE:  U.S. Steel Group

United States Steel Announces Exchange Offer

PITTSBURGH, Oct. 10/PR Newswire/ -- United States Steel LLC announced today that it intends to file with the Securities and Exchange Commission a Registration Statement relating to the issuance of up to $365 million of Senior Quarterly Income Debt Securities due 2031 ("SQUIDS") to be offered in exchange for outstanding 6.5% Cumulative Convertible Preferred Stock of USX Corporation, 6.75% Convertible Cumulative Quarterly Income Preferred Securities of USX Capital Trust I and 8.75% Cumulative Monthly Income Preferred Stock of USX Capital LLC. The total face amount outstanding of the three securities is approximately $568 million and if more than $365 million face amount is tendered, there will be a proration.

Pending the separation of U.S. Steel (NYSE: X) and Marathon, the SQUIDS will be unconditionally guaranteed by USX Corporation. Upon the separation, the USX guarantee will no longer be applicable and United States Steel will be the sole obligor of the SQUIDS.

This notice of the proposed transaction does not constitute an offer of any securities for sale. In connection with the proposed transaction, USX Corporation and United States Steel LLC are filing a registration statement on Form S-4 and a tender offer statement on Schedule TO with the Securities and Exchange Commission. Holders of securities subject to the proposed transaction are advised to read the registration and tender offer statements when they become available, because they contain important information. Such holders may obtain a free copy of the registration and tender offer statements, and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission, at the Securities and Exchange Commission's website at http://www.sec.gov. Such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements when it is available.

Visit USX Corporation's web site at http://www.usx.com. USX Corporation press releases are available through Company News On-Call at http://www.prnewswire.com/gh/cnoc/comp/929150.html

SOURCE:  U.S. Steel Group